Exhibit 2

PARTICIPANTS:

The Participants are anticipated to be, or may be deemed to be, participants in a solicitation of proxies from the stockholders of Imation Corp. (the "Company") (the “Proxy Solicitation”).

The Participants include: (i) Clinton Group, Inc. (“CGI”), (ii) Clinton Relational Opportunity Master Fund, L.P. (“CREL”), (iii) Clinton Relational Opportunity, LLC (“CRO”), (iv) George E. Hall (“Mr. Hall” and together with CGI, CREL and CRO, “Clinton”); (v) Joseph A. De Perio; (vi) Robert B. Fernander; and (vii) Barry L. Kasoff.

BENEFICIAL OWNERSHIP OF SHARES:

As of the close of business on December 12, 2014, Clinton beneficially owned an aggregate of 241,163 shares of common stock, par value $0.01 per share, of the Company (the "Common Stock"), as follows: (a) 109,932 shares of Common Stock are beneficially owned by CREL; (b) 109,932 shares of Common Stock may be deemed to be beneficially owned by CRO, by virtue of an investment management agreement with CREL; (c) 60,955 shares of Common Stock are held in a mutual fund portfolio with whom CGI has a sub-advisory agreement (“CASF”); (d) 70,276 shares of Common Stock are held by a mutual fund portfolio with whom CGI has a sub-advisory agreement (“WKCAX”); (e) 241,163 shares of Common Stock may be deemed to be beneficially owned by CGI by virtue of (i) being the sole member of CRO and (ii) its relationship as sub-advisor to each of CASF and WKCAX; and (f) 241,163 shares of Common Stock may be deemed to be beneficially owned by George Hall, a United States citizen ("Mr. Hall"), by virtue of his direct and indirect control of each of CGI, CREL and CRO.